GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer (jacinto.marina@tmm.com.mx) 011-525-55-629-8790	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT PROA STRUCTURA: Marco Provencio 011-525-55-629-8758 (mp@proa.structura.com.mx)

GRUPO TMM, S.A. REPORTS SECOND QUARTER
AND SIX MONTHS RESULTS

(Mexico City, July 28, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $224.6 million for the second quarter of 2003, compared to $239.3 million for the same period of 2002. Reduced revenues were reported across all divisions, except Tex-Mex, due to continued unfavorable economic conditions. Devaluation in the peso of 10.7 percent quarter to quarter and a significant downturn in the Mexican automobile industry of 11.2 percent in unit production produced the most significant impact on revenues. Consolidated EBITDA was $62.9 million for the second quarter of 2003, compared to $74.5 million in the second quarter of 2002, impacted by restructuring and personnel reduction costs of $2.2 million. (This non-GAAP measure is not a measure of operating results, but rather of the company’s ability to service debt. It should not be construed as an alternative to either (i) operating income or (ii) cash flows from operating activities. It is defined as operating income plus depreciation and amortization.)

Revenues from consolidated operations for the first six months of 2003 were $440.1 million, compared to $463.7 million for the same period of 2002. Consolidated EBITDA was $116.8 million for the first six months of 2003, compared to $137.2 million in the same period of 2002.

The company reported net income of $37.0 million, or approximately 65 cents per share in the second quarter, which includes $60.8 million from the sale of its 51 percent interest in TMM Ports and Terminals to SSA México, net of expenses and taxes. Year-to-date net income was $9.1 million, exceeding the prior year’s period by approximately $1.1 million, or two cents per share.

In the company’s Specialized Maritime division, offshore business segment revenues decreased in the second quarter due mainly to a reduction of chartered vessels in the spot market. In July, this division added four vessels. In the second quarter, car carrier volumes decreased dramatically in the Caribbean and Pacific services. The company decided to withdraw from these operations at the end of second quarter, focusing instead on integrated land services in Mexico. Product Tankers and tugboat revenues showed improvement quarter-over-quarter. Parcel tankers revenues increased 4.9 percent and gross profit increased 25.6 percent quarter-over-quarter, due mainly to the incorporation of an additional vessel and increased average cargo, as well as product mix improvement.

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Grupo TMM
Add 1

TMM’s Logistics division revenues decreased in the second quarter compared to the same period of 2002, due to peso devaluation and a slowdown of the automobile industry in Mexico. However, operating profit and operating margin increased due to reduction in equipment leasing and maintenance costs, improvement in the cargo freight balance at Nuevo Laredo Cargo from 50 percent in the second quarter of 2002 to 96 percent in the same quarter of 2003, and higher volumes in the Roadrailer® division. This division added 150 RoadRailer units in June and is currently operating 350 units. Volume for this product category increased by 43.4 percent quarter over quarter.

In the Ports and Terminals division, revenues decreased during the second quarter of 2003 due mainly to a decrease in automobile activity in Acapulco and a 27.2 percent reduction in cruise ship activity.

Javier Segovia, president of TMM said, “Sluggish economic activity and peso depreciation of 14.4 percent, compounded by an overall decline of 9.3 percent in automobile sector activity, produced general negative growth in the first six months of 2003 in all product areas, with the exception of TMM Ports and Tex-Mex. Reductions in SG&A continued, and we intend to meet our goal of a $23 million running rate in SG&A.

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Grupo TMM Add 2

DIVISIONAL RESULTS

Second Quarter 2003

	Railroad			Specialized
	TFM	Tex-Mex	*Ports	Maritime	Logistics	Other	Total

Revenue	161,877	14,717	5,271	28,578	18,529	(4,416)	224,556

Costs	125,312	14,130	4,394	24,357	15,446	(4,413)	179,226

Gross Result		587	877	4,221	3,083	(3)	n.a.

Gross Margin		4.0%	16.6%	14.8%	16.6%	-0.1%	n.a.

SG & A (Est.)		1,096	821	3,486	1,590	4,329	11,323

Operating Results	36,565	(509)	56	735	1,493	(4,332)	34,007

Operating Margin	22.6%	-3.5%	1.1%	2.6%	8.1%	-98.1%	15.1%

Second Quarter 2002

	Railroad			Specialized
	TFM	Tex-Mex	*Ports	Maritime	Logistics	Other	Total

Revenue	173,507	12,805	5,455	32,508	19,974	(4,923)	239,326

Costs	126,292	12,041	4,266	27,127	17,834	(4,912)	182,648

Gross Result		764	1,189	5,381	2,140	(11)	n.a.

Gross Margin		6.0%	21.8%	16.6%	10.7%	-0.2%	n.a.

SG & A (Est.)		661	1,005	2,225	1,243	4,106	9,240

Operating Results	47,215	103	184	3,156	897	(4,117)	47,438

Operating Margin	27.2%	0.8%	3.4%	9.7%	4.5%	-83.6%	19.8%

First Six Months 2003

	Railroad			Specialized
	TFM	Tex-Mex	*Ports	Maritime	Logistics	Other	Total

Revenue	316,777	28,342	11,056	55,943	36,317	(8,341)	440,094

Costs	251,390	27,726	8,737	48,607	31,567	(8,360)	359,667

Gross Result		616	2,319	7,336	4,750	19	n.a

Gross Margin		2.2%	21.0%	13.1%	13.1%	0.2%	n.a

SG & A (Est.)		2,081	1,474	5,141	2,325	8,679	19,701

Operating Results	65,387	(1,465)	845	2,195	2,425	(8,660)	60,726

Operating Margin	20.6%	-5.2%	7.6%	3.9%	6.7%	-103.8%	13.8%

First Six Month 2002

	Railroad			Specialized
	TFM	Tex-Mex	*Ports	Maritime	Logistics	Other	Total

Revenue	330,979	26,116	10,305	65,645	39,082	(8,387)	463,740

Costs	248,029	23,987	8,496	54,146	34,600	(8,271)	360,987

Gross Result		2,129	1,809	11,499	4,482	(116)	n.a.

Gross Margin		8.2%	17.6%	17.5%	11.5%	-1.4%	n.a.

SG & A (Est.)		1,834	1,627	4,493	2,515	8,555	19,024

Operating Results	82,950	295	182	7,006	1,967	(8,671)	83,729

Operating Margin	25.1%	1.1%	1.8%	10.7%	5.0%	-103.4%	18.1%

*	Reflects continuing operations for port division (Acapulco and Tuxpan)

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Grupo TMM
Add 3

ASSET SALES

On April 22, 2003, the company announced it had entered into agreements to place its interest in Grupo TFM (“TFM”) under common control with Kansas City Southern (KCS) for $200 million in cash and 18 million shares of KCS common stock. TMM will receive an additional cash payment, not to exceed $180 million, upon the successful completion of certain events.

As part of the transaction, KCS will assume the outstanding contingent obligations of TMM to purchase shares of TFM held by the government of Mexico upon exercise of a put valued at approximately $480 million as of December 31, 2002. The combined companies of TFM and KCS will be renamed NAFTA Rail and will continue to trade on the NYSE. At the closing, Jose Serrano, Chairman of TMM, will remain Chairman of TFM and become Vice Chairman of NAFTA Rail. Both Mr. Serrano and Javier Segovia, president of TMM, will become members of the NAFTA Rail Board of Directors.

Once the transaction is closed, the results of TFM will no longer be included in TMM’s consolidated financial statements, including approximately $993 million of TFM’s outstanding debt (net of TFM’s cash) as of December 31, 2002.

The transaction requires approval by the stockholders of KCS and the stockholders and bondholders of TMM and certain governmental approvals, including approval by the Mexican Foreign Investment Commission. The company is in discussions with advisors for the bondholders regarding approval of the KCS transaction and a restructuring of TMM’s outstanding public debt. TMM expects to hold a shareholder meeting in August to vote on the transaction. There is no assurance that the company will be able to obtain the required consents from its bondholders, or that TMM shareholders will approve the transaction.

Approval from the United States Surface Transportation Board (“STB”) for the acquisition of the Tex-Mex Railway by KCS and from the Foreign Investment Commission for the acquisition of TFM is pending. As previously reported, the Mexican Competition Commission has provided formal written notice of its approval of the transactions under the Acquisition Agreement. This approval will remain valid until September 20, 2003. If the transaction is not completed by this date, a request for extension would have to be submitted.

The Foreign Investment Commission informally requested additional information from the parties in connection with its consideration of the transaction and requested an extension of the time to provide its determination with respect to the transaction until July 29, 2003.

On July 21, 2003, KCS filed a response to certain items set forth in the Foreign Investment Commission’s request. All of the matters described in the filing are subject to KCS receiving an unconditional approval from the Foreign Investment Commission. The Foreign Investment Commission has requested, and KCS and TFM-TMM have agreed to, an additional extension of the time period until August 12, 2003. Under the Acquisition Agreement, it is a condition to both TMM’s and KCS’s obligations to complete the transaction that the approvals by regulatory agencies whose approval is required, including the Foreign Investment Commission, do not impose conditions that, in the aggregate, are reasonably likely to result in a material adverse effect on KCS, TFM or TMM.

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Grupo TMM
Add 4

LIQUIDITY AND DEBT PROFILE

During late 2002 and early 2003, TMM presented various offers to holders of its bonds due on May 15, 2003, and November 15, 2006, in order to extend the maturity date of the issues through a Bond Exchange.

After numerous extensions and amendments of the company’s exchange offer, with the goal of encouraging its creditors to grant TMM the necessary time to finalize the sale of assets and be able to fulfill its obligations, the company was unable to obtain the percentage of support required for the Bond Exchange to be completed on terms that were commercially reasonable for the company.

The company remains committed to honoring its financial obligations while preserving its businesses, and has re-initiated the negotiation process with its creditors, engaging Miller, Buckfire, Lewis and Ying LLC to assist in the restructuring of the company’s debt. With the company’s support, an informal committee of holders of its Notes has been formed. The committee is now represented by approximately $240 million of principal of the Notes. The law firm of Akin, Gump, Strauss, Hauer & Feld LLP, and the financial advisor of Houlihan Lokey Howard & Zukin have been retained to represent the committee.

In the first six months of 2003, TMM reduced its financial obligations by approximately $58.9 million and TFM reduced its debt by approximately $56.8 million in the same period.

VAT LAWSUIT

On July 9, 2003, TFM was formally notified by a three-judge panel of the Court of the First Circuit (“Circuit Court”) of its June 11, 2003, judgment, which granted TFM constitutional protection (“Amparo”) against the ruling of the Federal Tribunal of Fiscal and Administrative Justice (“Fiscal Court”) issued on December 6, 2002, which had denied TFM the right to receive the Value Added Tax (VAT) refund. TFM initiated its claim for the VAT refund in 1997.

The Circuit Court’s judgment ordered the Fiscal Court to vacate its December 6, 2002, resolution, and to issue a new resolution following the guidelines of the Circuit Court’s judgment. The Circuit Court found that the VAT refund certificate had not been delivered to TFM, and confirmed that TFM has the right to receive the VAT refund certificate. The Circuit Court’s ruling states that the Fiscal Court’s decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructs that the VAT reimbursement certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time, in 1997.

As a result of this ruling, the case has been remanded to the Fiscal Court, and TFM believes that the guidelines contained in the Circuit Court’s decision are clear. However, TFM cannot be certain of the final terms of the new resolution to be issued by the Fiscal Court. In addition, a third party claim or legal action could be brought against TFM as a consequence of the new ruling to be issued by the Fiscal Court in compliance with the judgment of the Circuit Court. Should such an action or claim be brought against TFM, TFM believes it would have sufficient legal defenses. As of today, it is not possible to determine when the Fiscal Court will issue its new ruling, nor when TFM is likely to receive the VAT refund.

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Grupo TMM
Add 5

TMM’s management will discuss earnings and provide a corporate update on Tuesday, July 29, 2003, at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-218-0530 (domestic) or 303-262-2142 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 15867. TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through August 5, 2003, at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 543895. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 15867.

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit Grupo TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the company’s investment in TFM and other new businesses; risks associated with the company’s reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division and its interest in Grupo TFM; the ability of the company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the company to repay or refinance its indebtedness. These risk factors and additional information are included in the company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Financial tables to follow ....

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Grupo TMM Add 6 Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Income (Restated) - millions of dollars -

	Three months ended June 30,		Year Ended June 30,
	2003	2002	2003	2002

Revenue from freight and services	224.556	239.326	440.094	463.740

Cost & expenses of operation	(155.937)	(160.109)	(313.438)	(315.808)

Depreciation & amortization of vessels and operating equipment	(23.289)	(22.539)	(46.229)	(45.179)

	45.330	56.678	80.427	102.753

Administrative expenses	(9.111)	(9.240)	(17.489)	(19.024)

Corporate reestructuring expenses	(2.212)		(2.212)

Operating income	34.007	47.438	60.726	83.729

Financial (expenses) income, net	(42.533)	(36.000)	(86.057)	(69.453)

Exchange gain (loss) - Net	1.537	(11.744)	(4.568)	(10.789)

	(40.996)	(47.744)	(90.625)	(80.242)

Other income (expense) - Net	48.338	14.165	44.841	25.751

Income (Loss) before taxes	41.349	13.859	14.942	29.238

Provision for deferred taxes	(6.842)	10.191	(17.239)	18.331

Income (loss) before minority interest	34.507	24.050	(2.297)	47.569

Minority interest	2.485	(28.051)	11.392	(39.625)

income (loss) Net	36.992	(4.001)	9.095	7.944

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	0.65	(0.07)	0.16	0.14

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	0.65	(0.07)	0.16	0.14

*	Prepared in accordance with International Accounting Standards.

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 7 Grupo TMM, S.A. and subsidiaries * Consolidated Balance Sheet (Restated) - millions of dollars -

	June 30, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	62.209	61.855

Accounts receivable
Accounts receivable - Net	137.507	129.263

Other accounts receivable	142.464	159.935

Prepaid expenses and others current assets	34.191	38.873

Total discontinued current assets	4.265	61.780

Total current assets	380.636	451.706

Property, machinery and equipment - net	1,905.830	1,918.473

Other assets	124.154	125.693

Deferred taxes	190.284	207.751

Total discontinued non-current assets		80.287

Total assets	2,600.904	2,783.910

Current liabilities:
Bank loans and current maturities of long term liabilities	216.792	224.885

Suppliers	66.912	78.155

Other accounts payable and accrued expenses	202.307	213.683

Total discontinued current liabilities	2.510	6.762

Total current liabilities	488.521	523.485

Deferred taxes	6.845	8.936

Discontinued deferred taxes		12.659

Long-term liabilities:
Bank loans and other obligations	1,131.236	1,206.828

Other long-term liabilities	83.579	119.930

Total discontinued long-term liabilities		6.740

Total long-term liabilities	1,214.815	1,333.498

Total Liabilities	1,710.181	1,878.578

Minority interest	732.585	719.715

Discontinued minority interest		45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	53.705	36.449

Initial accumulated translation loss	(16.725)	(17.757)

Total stockholder’s equity	158.138	139.850

Total liabilities and stockholders’ equity	2,600.904	2,783.910

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 8 Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Cash Flow (Restated) - millions of dollars -

	Three months ended June 30,		Year Ended June 30,
	2003	2002	2003	2002

Cash flow from operation activities:
Income (Loss) - net	36.992	(4.001)	9.095	7.944

Charges (credits) to income not affecting resources:
Depreciation & amortization	28.919	27.041	56.106	53.433

Minority interest	(2.485)	55.791	(11.392)	39.625

Deferred income taxes	5.696	(10.572)	15.803	(18.983)

Other non-cash items	(53.462)	(13.580)	(51.693)	20.302

Total non-cash items	(21.332)	58.680	8.824	94.377

Changes in assets & liabilities	(54.358)	(76.463)	(15.877)	(67.505)

Total adjustments	(75.690)	(17.783)	(7.053)	26.872

Net cash provided (used in) by operating activities	(38.698)	(21.784)	2.042	34.816

Cash flow from investing activities:
Proceeds from sales of assets (net)	(0.373)	0.486	0.378	0.888

Payments for purchases of assets	(27.262)	(18.968)	(37.255)	(72.290)

Sale of subsidiarie, net of cash sold	32.640		32.640

Proceeds from discontinued business (net)	127.765		127.765

Dividends paid to minority partners				(0.673)

Dividends from non-consolidates subsidiaries				1.173

Net cash (used in) provided by investment activities	132.770	(18.482)	123.528	(70.902)

Cash flow provided by financing activities:
Short-term borrowings (net)	(26.755)	(24.608)	(16.699)	3.725

Principal payments under capital lease obligations	(0.208)	(0.034)	(0.415)	(0.406)

(Repurchase) sale of accounts receivable (net)	(34.419)	(1.070)	(37.312)	(1.070)

Repayment of long-term debt	(50.248)	(10.248)	(57.495)	(10.495)

Proceeds from issuance of long-term debt		177.491		177.491

New capital lease obligations				0.348

(Paid) Proceeds from convertible notes	(3.693)	32.500	(13.295)	32.500

Net cash (used in) provided by financing activities	(115.323)	174.031	(125.216)	202.093

Net increase (decrease) in cash	(21.251)	133.765	0.354	166.007

Cash and cash equivalents at beginning of the period	83.460	115.453	61.855	83.211

Cash and cash equivalents at end of the period	62.209	249.218	62.209	249.218

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

Note: Cash flows from discontinued business were as follows:

Net cash provided (used in) by operating activities	12.015	2.284	12.015	2.284

Net cash (used in) provided by investment activities	(15.777)	(1.870)	(15.777)	(1.870)

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Grupo TMM Add 9 Grupo TMM, S.A. and subsidiaries Statement of Income (Restated without Railroad) - millions of dollars -

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Revenue from freight and services	52.363	57.911	103.317	128.269

Cost of freight and services	(42.281)	(47.190)	(84.918)	(104.457)

Depreciation of vessels and operating equipment	(1.905)	(2.020)	(3.974)	(4.770)

	8.177	8.701	14.425	19.042

Administrative expenses	(8.014)	(8.579)	(15.408)	(18.363)

Corporate restructuring expenses	(2.212)		(2.212)

Operating (loss) income	(2.049)	0.122	(3.195)	0.679

Financial (expenses) income, net	(14.399)	(14.819)	(30.439)	(28.283)

Exchange (loss) gain - Net	(0.576)	0.383	(1.617)	0.523

	(14.975)	(14.436)	(32.056)	(27.760)

Other income (expenses) - Net	53.381	16.133	53.941	33.492

Income (Loss) before taxes	36.357	1.819	18.690	6.411

Provision for deferred taxes	5.044	10.711	1.646	15.787

Income (loss) before minority interest	41.401	12.530	20.336	22.198

Minority interest	(1.492)	(20.233)	(1.929)	(22.152)

Net income (loss) before results for investment in TFM	39.909	(7.703)	18.407	0.046

Interest in TFM	(2.917)	3.702	(9.312)	7.898

Income (loss) - Net	36.992	(4.001)	9.095	7.944

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	0.65	(0.07)	0.16	0.14

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	0.65	(0.07)	0.16	0.14

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 10 Grupo TMM, S.A. and subsidiaries * Balance Sheet (Restated without Railroad) - millions of dollars -

	June 30, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	45.005	31.607

Accounts receivable
Accounts receivable - Net	35.712	36.556

Other accounts receivable	53.249	56.111

Prepaid expenses and others current assets	8.522	6.409

Total discontinued current assets	4.265	61.780

Total current assets	146.753	192.463

Property, machinery and equipment - net	91.590	93.618

Investment in GTFM	385.694	386.165

Other assets	46.303	45.638

Deferred taxes	107.224	105.343

Total discontinued non-current assets		80.287

Total assets	777.564	903.514

Current liabilities:
Bank loans and current maturities of long term liabilities	179.927	206.332

Suppliers	15.078	15.439

Other accounts payable and accrued expenses	139.380	155.243

Total discontinued current liabilities	2.510	6.762

Total current liabilities	336.895	383.776

Deferred taxes	5.872	7.500

Discontinued deferred taxes		12.659

Long-term liabilities:
Bank loans and other obligations	201.774	202.276

Other long-term liabilities	30.946	63.896

Total discontinued long-term liabilities		6.740

Total long-term liabilities	232.720	272.912

Total Liabilities	575.487	676.847

Minority interest	43.939	41.050

Discontinued minority interest		45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	53.705	36.449

Initial accumulated translation loss	(16.725)	(17.757)

Total stockholder’s equity	158.138	139.850

Total liabilities and stockholders’ equity	777.564	903.514

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 11 Grupo TMM, S.A. and subsidiaries * Statement of Cash Flow (Restated without Railroad) - millions of dollars -

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Cash flow from operation activities:
Income (Loss) -net	36.992	(4.001)	9.095	7.944

Charges (credits) to income not affecting resources:
Interest in TFM	2.917	(3.702)	9.312	(7.898)

Minority interest	1.492	20.233	1.929	22.152

Deferred income taxes	(6.190)	(11.092)	(3.082)	(16.439)

Other non-cash items	(58.811)	9.986	(54.082)	1.685

Total non-cash items	(55.194)	20.594	(35.279)	9.997

Changes in assets & liabilities	(36.573)	(24.230)	(16.903)	(23.418)

Total adjustments	(91.767)	(3.636)	(52.182)	(13.421)

Net cash provided (used in) by operating activities	(54.775)	(7.637)	(43.087)	(5.477)

Cash flow from investing activities:
Proceeds from sales of assets (net)		0.355	0.138	0.665

Payments for purchases of assets	(1.924)	(2.111)	(3.202)	(6.876)

Sale of subsidiarie, net of cash sold				31.996

Proceeds from discontinued business (net)	127.765		127.765

Dividends paid to minority partners				(0.673)

Dividends from non-consolidates subsidiaries				1.173

Refound Dividends and tax to Gtfm				(20.000)

Purchase & sale of marketable securities (net)

Net cash (used in) provided by investment activities	125.841	(1.756)	124.701	6.285

Cash flow provided by financing activities:
Short-term borrowings (net)	(26.755)	(34.591)	(16.699)	(36.203)

Principal payments under capital lease obligations	(0.208)	(0.018)	(0.415)	(0.036)

(Repurchase) sale of accounts receivable (net)	(34.419)	(1.070)	(37.312)	(1.070)

Repayment of long-term debt	(0.248)	(0.248)	(0.495)	(0.495)

(Paid) Proceeds from convertible notes	(3.693)	32.500	(13.295)	32.500

Net cash (used in) provided by financing activities	(65.323)	(3.427)	(68.216)	(5.304)

Net increase (decrease) in cash	5.743	(12.820)	13.398	(4.496)

Cash at beginning of period	39.262	38.801	31.607	30.477

Cash at end of period	45.005	25.981	45.005	25.981

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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